

Mail Stop 7010

January 28, 2008

Via U.S. mail and facsimile

Mr. Mark C. Rohr
President and Chief Executive Officer
Albemarle Corporation
330 South Fourth Street
Richmond, VA 23219

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **Proxy Statement on Schedule 14A**
> **File No. 1-12658**

Dear Mr. Rohr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. If you have any questions regarding comments on the financial statements and related matters, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief